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                                   Exhibit 11

                           MAHASKA INVESTMENT COMPANY
                                AND SUBSIDIARIES
                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
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

                                                        2002         2001         2000
                                                     ----------   ---------    ---------
Earnings per Share Information:
-------------------------------

Weighted average number of shares
  outstanding during the year ...................     3,890,891   3,951,271    4,052,163

Weighted average number of shares
  outstanding during the year
  including all dilutive potential shares .......     3,974,818   3,986,156    4,056,921

Net earnings ....................................    $5,789,111   4,355,664    4,000,633

Earnings per share - basic ......................    $     1.49        1.10         0.99

Earnings per share - diluted ....................    $     1.46        1.09         0.99
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